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                                                                    Exhibit 4.15

                              VENDOR LOAN AGREEMENT

                  SUBJECT TO THE TERMS OF AN INTERCREDITOR DEED


                                     between

                                    NOBIA AB

                                  (as Borrower)


                                       and


                                   ENODIS PLC

                                   (as Lender)


                  ---------------------------------------------

                                 GBP 20,000,000
                              VENDOR LOAN FACILITY

                  ---------------------------------------------



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CONTENTS

Clause                                                                   Page

1.      INTERPRETATION ................................................     2

2.      PAYMENT UNDERTAKING ...........................................     4

3.      STATUS OF THIS AGREEMENT ......................................     4

4.      CONDITIONS PRECEDENT ..........................................     4

5.      INTEREST PERIODS ..............................................     4

6.      INTEREST ......................................................     5

7.      DEFAULT INTEREST ..............................................     6

8.      REPAYMENT AND VOLUNTARY PREPAYMENT ............................     6

9.      MANDATORY PREPAYMENT ..........................................     7

10.     REPRESENTATIONS AND WARRANTIES ................................     7

11.     INFORMATION ...................................................     8

12.     PAYMENTS ......................................................     9

13.     EVENTS OF DEFAULT .............................................    10

14.     NOTICES .......................................................    11

15.     ASSIGNMENT ....................................................    11

16.     GOVERNING LAW AND JURISDICTION ................................    12

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THIS AGREEMENT is made 14 June 2001

BETWEEN:

(1) NOBIA AB, P O Box 5436, SE-402 29 Goteborg, Sweden, a company incorporated under the laws of Sweden with company registration number 556528-2752 (the "Borrower"); and

(2) ENODIS PLC, 1 Farnham Road, Guildford GU2 4RG, United Kingdom (a company incorporated under the laws of England with company registration number 109849) (the "Lender").

WHEREAS:

(A) The Lender and certain persons (the "Vendors") on the one hand and Inhoco 2297 Limited ("Inhoco") on the other, have entered into a sale and purchase agreement dated 20 April 2001 ("the Sale and Purchase Agreement") whereby the Vendors agree to sell and Inhoco agrees to purchase inter alia the Magnet Shares (as defined in the Sale and Purchase Agreement).

(B) This Agreement is made in favour of the Lender to part finance the acquisition under the Sale and Purchase Agreement as prescribed in Clause 4.3 of the Sale and Purchase Agreement and will be executed on completion of the Sale and Purchase Agreement.

(C) The Borrower has requested that the Lender shall agree that a part of the consideration for the acquisition under the Sale and Purchase Agreement in the amount of GBP 20,000,000 shall remain outstanding as a loan from the Lender to the Borrower and the Lender has agreed to this on the terms and conditions set out herein.

1.        INTERPRETATION

1.1 The following words and phrases shall bear the meanings set out opposite them when used in this Agreement:

          "Agreement" means this agreement;

          "Business Day" means a day on which banks are open for business in London and Stockholm;

          "Change of Control" means Industri Kapital 94 Limited, on its own account or as general partner or agent on behalf of certain entities (investors), ceasing to hold more than 40 per cent of the equity in the Borrower;

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          "Closing Date" means the date when this Agreement has been duly signed by the Borrower and the Lender;

          "Event of Default" means any of the events listed in Clause 13;

          "Existing Mezzanine Facility" means the mezzanine facility agreement dated 30 September 1996, entered into between the Borrower and Intermediate Capital Group plc as amended or restated, as the case may be;

          "Final Maturity Date" means the 8/th/ anniversary of the Closing Date;

          "Flotation" means the admission to listing of the ordinary shares of the Borrower on any internationally recognised public stock exchange or market, for the public trading of shares, anywhere in the world;

          "Intercreditor Deed " means the intercreditor deed made on or about the date hereof and entered into between the Original Borrowers, the Original Guarantors, the Parent, the Senior Lenders, the Mezzanine Lenders, the Facility Agent, the Mezzanine Agent, the Security Agent (each as defined therein) and the Lender an executed copy of which is attached hereto as Exhibit 1.1, or as amended, restated, or novated or
                             -----------
          as replaced by another intercreditor deed or inter-creditor agreement pursuant to the terms and conditions of the above Intercreditor Deed or otherwise as agreed between the parties thereto;

          "Interest Period" has the meaning set forth in Clause 5;

          "Loan" means the principal amount of credit of GBP 20,000,000 (twenty million pounds sterling) under this Agreement and for the time being outstanding;

          "Margin" means 3.5 per cent per annum;

          "Senior Liabilities" means all present and future amounts, liabilities and obligations payable owing, due or incurred by the Borrower which, in accordance with the terms of the Intercreditor Deed, rank in priority to the rights of the Lender against the Borrower under or in respect of the Loan; and

          "Trade Sale" means the private sale of the entire share capital of the Borrower to a bona fide arm's length purchaser.

1.2       The Loan is "outstanding" unless it has been redeemed in full.

1.3       "Sterling" and "GBP" denote the lawful currency of the United Kingdom.

1.4 Capitalised terms used herein shall have the meaning ascribed to such term in the Sale and Purchase Agreement unless otherwise defined herein or the context requires otherwise.

1.5       The headings in this Agreement do not affect its interpretation.



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1.6       A person who is not a party to this Agreement has no right under the
          Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

2.        PAYMENT UNDERTAKING

          The Borrower hereby promises to pay to the Lender the Loan and all interest accrued thereon in accordance with the terms of this Agreement.

3.        STATUS OF THIS AGREEMENT

3.1 This Agreement constitutes direct, general, unsecured and unconditional obligations of the Borrower, subordinated in accordance with the terms of the Intercreditor Deed.

3.2 In case of any conflict between the terms and provisions of the Intercreditor Deed and this Agreement the terms and provisions of the Intercreditor Deed shall supersede and take precedence over the terms and provisions of this Agreement.

4.        CONDITIONS PRECEDENT

          This Agreement is subject to the Lender having received and found satisfactory the conditions precedent set out below:

          (i) a certified true copy of minutes from a meeting with the board of directors evidencing the due authorisation of the signatory(ies) to this Agreement to bind the Borrower;

          (ii) a copy of the Intercreditor Deed, duly executed by each person that is to be a party thereto, which deed shall be in full force and effect on the Closing Date; and

          (iii) evidence that the agent for service of process as prescribed in Clause 16 has been duly appointed.

5.        INTEREST PERIODS

5.1 The Borrower may select an Interest Period for the Loan in a notice in writing to the Lender no later than 11.00 a.m. (London time) three (3) Business Days prior to the commencement of each Interest Period, specifying the duration of the Interest Period provided that the first two Interest Periods shall each be for a

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          period of three months. If no such notice has been received in due time, the Borrower shall be deemed to have selected an Interest Period of three (3) months.

5.2 Subject to Clause 5.1 providing that the first two Interest Periods shall be three months, each Interest Period will be three, six or twelve months at the option of the Borrower, unless otherwise agreed between the parties.

5.3 The first Interest Period shall commence on the Closing Date and each consecutive Interest Period shall commence the day after the expiry of the preceding Interest Period. The Borrower shall procure that, unless the Loan is previously repaid or cancelled, the final Interest Period ends on or before the Final Maturity Date.

5.4 For the purposes of determining an Interest Period, a month shall mean a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided, however, that if there is no numerically corresponding day in the month in which the period for such Interest Period is to end then such Interest Period shall end on the last Business Day of the calendar month in which such period is to end.

5.5 Whenever the last day of an Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall be extended to the next succeeding Business Day, provided that, if such extension would cause the last day of such Interest Period to occur on the following calendar month, the last day of such Interest Period shall be the immediately preceding Business Day.

5.6 Interest shall be calculated for each number of days actually elapsed on the basis of a year which consists of 365 days.

6         INTEREST

6.1       In this Agreement, the term "LIBOR" means for any Interest Period:

          (i) an interest rate per annum determined on the basis of the London interbank offered rate for deposits in GBP for a period equal to such Interest Period commencing on the first day of such Interest Period, as shown on the page which displays the British Bankers Association Interest Settlement Rate (Page 3750 or such other page as may replace that page in that service) on Dow Jones Market Service (or otherwise on such service) at approximately 11:00 a.m., London time on the first day of such Interest Period; or



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          (ii)    if the rate as mentioned in (i) above is not available on the page specified (or such other page as may replace that page from time to time) or if the British Bankers Association Interest Settlement Rate is not available on another service, the rate specified by the Lender as representing its costs of funds from time to time.

 6.2 The Borrower shall pay to the Lender interest on the Loan at a rate per annum which is the sum of the LIBOR applicable to the Loan and the Margin, payable on the last day of each Interest Period and on the Final Maturity Date and at any prepayment date pursuant to Clause 8 or 9 hereinbelow, as the case may be.

 7.       DEFAULT INTEREST

 7.1 If any payment of principal or interest on the Loan, or any other amount becoming due under this Agreement, is not paid when due, the Borrower shall pay to the Lender default interest ("Default Interest") on the Loan or such other amount (each an "Unpaid Amount") at a rate of the sum of LIBOR plus the Margin plus two (2) per cent per annum. Default Interest shall be payable on each Unpaid Amount from the agreed due date until the actual date of payment (as well after as before judgment) and shall be paid on demand made by the Lender from time to time.

 7.2 The provision of Clause 5.6 shall apply correspondingly to the calculation of Default Interest.

 7.3 If Default Interest has accrued for a period of longer than one month and has not been paid to the Lender, the Lender may (but shall be under no obligation to) notify the Borrower that it requires the amount of such Default Interest to be capitalised and added to the Loan and Default Interest will be payable on the new amount of the Loan at the rate specified in Clause 7.1 and on the terms set out therein.

 8.       REPAYMENT AND VOLUNTARY PREPAYMENT

 8.1 To the extent not previously repaid, the Loan shall be repaid on the Final Maturity Date, together with all accrued interest up to but excluding such date and any other sums then outstanding under this Agreement.

 8.2      The Borrower may, subject to it having given the Lender at least ten
          (10) Business Days prior written notice, at any time prepay the Loan in whole or in part (but if in part in a minimum amount of GBP 1,000,000). In the event such voluntary prepayment is made during the first or the second year after the Closing Date, the Borrower shall pay the Lender a prepayment fee. Such fee shall, (i)



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     where prepayment is made on or before the first anniversary of the Closing
     Date, be GBP 800,000 or (ii) where prepayment is made before the second anniversary of the Closing Date but after the first anniversary of the Closing Date be, GBP 400,000.



9.   MANDATORY PREPAYMENT

9.1 The Borrower shall upon the occurrence of (i) a Trade Sale or (ii) a Flotation or (iii) a Change of Control prepay the Loan, together with accrued interest and fees and any other sums then outstanding under this Agreement in accordance with the provisions of this Clause 9.

9.2 The Borrower shall without undue delay and, in any event, at least ten Business Days prior to completion thereof inform the Lender through written notice of the occurrence of a Trade Sale or a Flotation or a Change of Control.

9.3 Following a notice from the Borrower pursuant to Clause 9.2, the Lender shall be entitled to send a written notice to the Borrower requesting payment and specifying the account to which repayment of the Loan shall be made.

9.4 The Borrower shall then be obliged, within thirty (30) days of the date of the notice in Clause 9.3, to prepay the Loan together with accrued interest and the fees and any other sums outstanding under this Agreement. Further, the Borrower shall always be entitled to repay the Loan at any time to the account specified in Clause 12 (unless in receipt of instructions that payment shall be made to another account as specified by the Lender in the notice delivered to the Borrower pursuant to Clause 9.3).

9.5 In the event mandatory prepayment is made pursuant to this Clause 9, during the first or the second year after the Closing Date, the Borrower shall pay the Lender a prepayment fee. Such fee shall, (i) where prepayment is made on or before the first anniversary of the Closing Date, be GBP 800,000 or
     (ii) where prepayment is made before the second anniversary of the Closing Date but after the first anniversary of the Closing Date be, GBP 400,000.

10.  REPRESENTATIONS AND WARRANTIES

     The Borrower represents and warrants on the date hereof:

     (i) it is a limited liability company duly incorporated under the laws of the Kingdom of Sweden;


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     (ii)   the acceptance of the terms and the execution of this Agreement have been duly authorised by all necessary corporate and other (as appropriate) actions and the performance of the obligations of it under this Agreement does not contravene its constitutional documents, any material agreement to which it is a party or which is binding upon it or any of its assets or any applicable law, regulation or official or judicial order and all necessary governmental and other regulatory consents necessary to enter into this Agreement have been obtained and are in full force and effect;

     (iii) this Agreement constitutes valid, legal, and binding obligations of it enforceable in accordance with its terms;

     (iv) no material litigation, arbitration or similar administrative proceeding is taking place or pending against it;

     (v) it is not in default under any agreement or contract to which it is a party or which is binding upon it which default would materially adversely affect its ability to duly perform and observe its obligations under this Agreement;

     (vi) it has not created any encumbrance upon any of its assets in respect of any indebtedness except such encumbrances as are created or permitted by the terms applicable to such debt of the Borrower as ranks prior to the debt under this Agreement pursuant to the Intercreditor Deed;

     (vii) no stamp or other taxes or fees with respect to the preparation, execution, delivery, filing, recording or registering by the Borrower or the Lender of this Agreement are required by Sweden or any authority thereof or therein including but not limited to taxing and fiscal authorities;

     (viii) it has not borrowed any other money which ranks in priority to the Loan other than the Senior Liabilities and all amounts due under the Existing Mezzanine Facility; and

     (ix) it has good title to or valid leases or licences of or is otherwise entitled to use all of its material assets necessary to carry on its business as presently conducted.



11.  INFORMATION

     So long as this Agreement is and will remain in force or any sum is payable under this Agreement the Borrower shall:


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       (i)     as soon as the same become available, but in any event within six
               (6) months after the end of each of its financial years, deliver to the Lender its consolidated audited financial statements for such financial year together with the consolidated financial statements for the immediate prior financial year of the Borrower;

       (ii) not later than forty-five (45) days after the end of the respective balance day deliver to the Lender its interim quarterly consolidated financial statements; and

       (iii) provide the Lender with such general information as is required by law to be supplied or made available to all or any class of shareholders (in their capacity as such) of the Borrower, or its creditors generally.

12.    PAYMENTS

12.1 All amounts to be paid under this Agreement by the Borrower to the Lender shall be paid on the due dates thereof in GBP in immediately available funds by not later than 11.00 a.m. (London time) or such other time as may become customary, to the Lender's account with National Westminster Bank plc, 23 Hall Quay, Great Yarmouth, Norfolk NR30 IHQ, sort code-55-81-45, account No. 01122762 or to such other account in London as may from time to time be notified in writing by the Lender to the Borrower; and any payments to be made by the Lender hereunder to the Borrower, if any, shall be paid not later than 11:00 a.m. (London time) on the due dates thereof in GBP in immediately available funds.

12.2 If a date on which any amount under this Agreement is due and payable is not a Business Day then the date for payment of such amount shall automatically be deferred to the next succeeding Business Day, unless it would thereby fall in the next calendar month, in which case it shall instead fall on the immediately preceding Business Day.

12.3 All payments to be made by a party under this Agreement (whether in respect of principal, interest or otherwise and including the additional amount mentioned hereafter in this Clause 12.3) shall be made in full without such party being entitled to any set-off or counterclaim and shall be made free and clear of and without deduction or withholding for or on account of any present or future income or other taxes. However, if such party shall be required by law or regulation to make any deduction or withholding from any payment for the account of the other party under this Agreement then such party will ensure that such deductions or withholdings do not exceed the respective minimum legal liabilities therefor and will forthwith pay to the other party such additional amounts as will result in the net receipt by the other party (free and clear of any


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     such deductions and withholdings) of the full amount which would otherwise have been received had no such deductions or withholdings been made.

13.  EVENTS OF DEFAULT

     There shall be an Event of Default if:

     (i) the Borrower fails to pay any sum payable under this Agreement when due or otherwise in accordance with the provisions in this Agreement unless the failure to pay is caused by administrative or technical error and payment is made within two (2) Business Days of the due date;

     (ii) any borrowed money of the Borrower is not paid when due or any borrowed money has been demanded by a creditor to be immediately due and payable before its stated maturity as a result of a event of default (howsoever described) (provided, however, that such borrowed money in all cases above in this Clause 13 (ii) exceeds GBP 5,000,000 or the equivalent in any other currency);

     (iii) the Borrower or any other person petitions or applies to any court for the appointment of, or there shall otherwise be appointed any receiver (Sw.: konkursforvaltare), liquidator (Sw.: likvidator), or other similar officer of the Borrower or of all or any material part of the Borrower's assets and such petition if filed by a person other than the Borrower is not discharged within 21 days; or

     (iv) the Borrower becomes or is declared by any competent authority to be insolvent or admits in writing its inability to pay its debts as they fall due or is or becomes subject to or applies for any suspension of payment, bankruptcy (Sw.: konkurs), reorganisation proceedings (Sw.: foretags-rekonstruktion) or dissolution or liquidation proceedings (Sw.: likvidation), if such inability in the reasonable opinion of the Lender materially adversely affects the Borrower's ability duly to perform its obligations hereunder;

     then, in any such event and at any time thereafter the Lender may, subject, however, to it being permitted under the terms of the Intercreditor Deed, by written notice to the Borrower declare the Loan and all or any accrued interest, fees and other amounts payable under this Agreement to be forthwith due and payable whereupon these amounts shall become immediately due and payable without further demand or other notice of any kind being necessary.

                                       9

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14.   NOTICES

      All notices or other communications under or in connection with this Agreement shall be in writing and shall be delivered personally or by mail or confirmed telefax transmission and shall be deemed to be duly given or made when delivered (in case of personal delivery or mail) and when despatched (in the case of telefax) and shall be addressed to:

      (a)  if to the Lender:

           Enodis plc
           1 Farnham Road
           Guildford GU2 4RG
           United Kingdom
           Fax: +44 1483 549580
           Attention: Andrew Allner/David Hooper


      (b)  if to the Borrower:

           Nobia AB
           P O Box 5436
           SE-402 29 Goteborg
           Sweden
           Fax: +46 31 703 53 60
           Attention: Finance Director

15.   ASSIGNMENT

15.1 The Lender may not assign or transfer all or any rights and obligations under this Agreement without (i) the prior written consent of the Borrower, which consent shall not unreasonably be withheld or delayed, it being understood that it will be reasonable for the Borrower to withhold its consent if it considers that the transferee is not a reputable financial institution, and (ii) the relevant assignee becomes a party to the Intercreditor Deed and acknowledges all the rights and obligations created thereunder.

15.2 In the event the Lender wants to assign or transfer a part of the rights and obligations under this Agreement, such assignment or transfer may not be made unless such part of the Loan to be assigned or transferred exceeds GBP 10,000,000.

15.3 The Borrower may not assign or transfer its obligations hereunder without the consent of the Lender.


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16.    GOVERNING LAW AND JURISDICTION

16.1 This Agreement and its performance shall be governed by and construed in accordance with the laws of England.

16.2 The Borrower and the Lender hereby irrevocably and expressly submit to the non-exclusive jurisdiction of the Courts of England. This submission shall not (and shall not be construed so as to) limit the right of the Lender to take proceedings as it deems fit against the Borrower or any of its assets in any court in Sweden, which may otherwise exercise jurisdiction over the Borrower and/or any of its assets.

16.3 For the purpose of this Agreement and any opinion or document contemplated hereby or thereby, the Borrower elects as its agent for service of process in England:

       Advokatfirman Vinge KB
       43 New Broad Street
       London EC2M 1JD, England
       Att: Maria-Pia Midenback Hope

16.4 The Borrower irrevocably agrees to maintain its agent for service of process in England at all times during the validity of this Agreement and as long as any amount is outstanding or due or contingently due. The Borrower may change its agent for service of process in England. Should for any reason beyond the Borrower's control the elected agent for service of process no longer be suitable for the purpose mentioned in Clause 16.3 then the Borrower shall forthwith elect another suitable agent for service of process within England. The Borrower shall then immediately notify the Lender thereof in writing.

                             ______________________


IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed in two counterparts on the day and the year first written above.

Place:                                    Place:

NOBIA AB                                  ENODIS PLC


/s/ Lennart Rappe                         /s/ Peter Brooks
---------------------------               ----------------------------
Lennart Rappe                             Peter Brooks

/s/ Fredrik Cappelen
---------------------------
Fredrik Cappelen